BMT INVESTMENT FUNDS

10 South Bryn Mawr Avenue

Bryn Mawr, Pennsylvania 19010

QUASAR DISTRIBUTORS, LLC

615 East Michigan Street

Milwaukee, Wisconsin 53202

July 14, 2017

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Samantha Brutlag

Re:	BMT Investment Funds (Registrant)
Pre-Effective Amendment No. 2
File Nos. 333-216255 and 811-23234
Request for Acceleration

Dear Ms. Brutlag:

On behalf of the above referenced Registrant and its principal underwriter, Quasar Distributors, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A filed on July 14, 2017 be accelerated to Monday, July 17, 2017, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration. Please contact Fabio Battaglia at (215) 564-8077 if you have any questions or need further information.

/s/Michael W. Harrington	/s/James Schoenike
Name: Michael W. Harrington	Name: James Schoenike

Title: Treasurer	Title: President

BMT Investment Funds	Quasar Distributors, LLC

 cc:     Fabio Battaglia